UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 19, 2019

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of registrant as specified in its charter)

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously announced, on May 15, 2019, Seaspan Holdco III Ltd. (“Borrower”), a wholly owned subsidiary of Seaspan Corporation (the “Company” or “Guarantor”), entered into a Credit Agreement (the “Credit Agreement”) with the Company as Guarantor, the several lenders from time to time party thereto, Citibank, N.A., as Administrative Agent and Lead Bookrunner, Citigroup Global Markets Inc., as Sole Structuring Agent, Citibank, N.A., Bank of Montreal and Wells Fargo Bank, N.A., as Mandated Lead Arrangers and Bookrunners, BNP Paribas, National Australia Bank Limited and Société Générale, Hong Kong Branch, as Lead Arrangers and Bank Sinopac, as Co-documentation Agent. Capitalized terms used, but not otherwise defined in this Report on Form 6-K, shall have the meanings ascribed to such terms in the Credit Agreement.

The Credit Agreement provides for a secured credit facility (the “Facility”) of up to US$1 billion comprised of (i) a revolving loan and revolving letter of credit facility in an aggregate principal amount of US$200 million (“Revolving Loan Commitments”) and (ii) a term loan facility in an aggregate principal amount of US$800 million (“Term Loan Commitments”). In addition, the Borrower may request an increase in the Term Loan Commitments or Revolving Loan Commitments (each such increase, an “Incremental Commitment”) by an aggregate amount of up to US$1 billion for all such requests, subject to certain conditions set forth in the Credit Agreement.

On September 18, 2019, following a request from the Borrower for Incremental Commitments made in accordance with the terms of the Credit Agreement, the Revolving Loan Commitments were increased by US$100 million to an aggregate principal amount of US$300 million, and the Term Loan Commitments were increased by US$400 million to an aggregate principal amount of US$1.2 billion, for a total secured facility of US$1.5 billion.

The proceeds of the Facility are intended to be used (i) to finance the acquisition of Collateral Vessels as well as refinance existing indebtedness in relation to Collateral Vessels and (ii) for general corporate purposes of Borrower and Guarantor, including, but not limited to, repaying certain existing credit facilities. With the proceeds of the Incremental Commitments, the portfolio of Collateral Vessels is expected to be increased from 36 to 41 vessels, subject to the Borrower’s right to substitute a Collateral Vessel with one or more vessels such that the Collateral Vessels securing the Facility may change from time to time.

The Credit Agreement is filed as Exhibit 4.1 to our Report on Form 6-K filed on May 16, 2019.

This Report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	the Registration Statement filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329);

•	the Registration Statement filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207);

•	the Registration Statement filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493);

•	the Registration Statement filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013;

•	the Registration Statement filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 3, 2017 and April 19, 2017;

•	the Registration Statement filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 3, 2017 and April 19, 2017;

•	the Registration Statement filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640);

•	the Registration Statement filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698);

•	the Registration Statement filed with the SEC on May 23, 2016 on Form F-3 (Registration No. 333-211545), as amended on March 3, 2017, March 7, 2017 and April 19, 2017;

•	the Registration Statement filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230);

•	the Registration Statement filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176);

•	the Registration Statement filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216);

•	the Registration Statement filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291);

•	the Registration Statement filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018 and May 7, 2018;

•	the Registration Statement filed with the SEC on June 15, 2018 on Form F-4 (Registration No. 333-225681);

•	the Registration Statement filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597);

•	the Registration Statement filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312);

•	the Registration Statement filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524); and

•	the Registration Statement filed with the SEC on May 10, 2019 on Form F-4 (Registration No. 333-231401).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: September 19, 2019	By:	/s/ Ryan Courson
Name: Ryan Courson
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)